Exhibit 5



September 27, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Gentlemen:

Reference is made to the Registration Statement on Form S-8 to be filed by MCI Communications Corporation, a Delaware corporation (the "Company"), with the Securities and Exchange Commission relating to 100,000 shares of Common Stock, par value $.10 per share, of the Company.

I have examined all such records of the Company and all such agreements, certificates of public officials and such other documents as I have deemed relevant and necessary as a basis for the opinions hereinafter expressed. Based on such examination, I am of the opinion that the shares of Common Stock of the Company to be issued pursuant to the Western Union International, inc. 401(k) Plan for Collectively Bargained Employees will be, when issued in compliance with such plan, legally issued, fully-paid and non-assessable.

I hereby confirm compliance of the provisions of the written documents constituting the plan with the requirements of the Employment Retirement Income Security Act of 1974, as amended, pertaining to such provisions.

I am Executive Vice President and General Counsel of the Company. As of August 31, 1996, I owned 75,286 shares of Common Stock of the Company. I will not receive any interest, direct or indirect, in the registrant as a result of this offering.

I hereby consent to the use of this opinion as an Exhibit to the above-mentioned Registration Statement.

Very truly yours,


/s/ Michael H. Salsbury
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Michael H. Salsbury